Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



[NEWMONT LETTERHEAD]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203
                                                                    NEWS RELEASE
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MEDIA CONTACT:                                      INVESTOR CONTACT:
Doug Hock                                           Wendy Yang
303-837-5812                                        303-837-6141



NEWMONT LODGES BIDDER'S STATEMENT FOR NORMANDY BID

SYDNEY, DECEMBER 20, 2001 (Denver, December 19, 2001) - Newmont Mining Corporation (NYSE: NEM) today announced that it has lodged its Bidder's Statement in Australia in connection with its offer to acquire the shares of Normandy Mining Limited (AUS: NDY). Under that offer, which has a value of A$1.85 per share based on Newmont's closing price on the New York Stock Exchange on 19 December 2001, shareholders of Normandy will receive 0.0385 shares of common stock of Newmont and A$0.40 for each of their Normandy shares.

Subject to its fiduciary duties, the Normandy Board of Directors has agreed to recommend that its shareholders accept Newmont's offer and therefore reject the offer from AngloGold Limited.

Wayne W. Murdy, the President and Chief Executive Officer of Newmont said, "We've been very pleased by the support that we have received from Normandy shareholders in Australia and throughout the world for Newmont's offer. We have formally lodged our offer before the Christmas holidays, which will help ensure that the Normandy shareholders will be able to choose the best bid."

Based upon North American closing prices on 19 December 2001, Newmont's offer has a value of A$1.85 and AngloGold's offer has a value of A$1.74. Shareholders are urged to get current quotes on the Normandy, Newmont and AngloGold shares.

Franco-Nevada Mining Corporation Limited (TSE: FN) announced on 11 December 2001 that it intends to convene a meeting of its shareholders on 30 January 2002 to consider the acquisition of their shares by Newmont pursuant to a Plan of Arrangement, as announced on 14 November 2001. Materials for Franco-Nevada's shareholders meeting are expected to be mailed to its shareholders next week.

Mr. Murdy stated, "We remain confident that the shareholders of Newmont, Normandy and Franco-Nevada will support the creation of the best gold investment vehicle in the world, which we currently intend to complete in mid-February." Under the Bidder's Statement lodged today, Newmont's offer is scheduled to close at 7:00 PM, Sydney time, 3:00 AM New York City time, on 15 February 2002, unless extended.


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Newmont's Registration Statement on Form S-4 with respect to its offer for Normandy is being filed with the United States Securities and Exchange Commission. The Newmont offer is not currently being made to Normandy shareholders in the United States and Canada. In addition, the Newmont offer cannot be accepted by shareholders in the United States and Canada until Newmont's Registration Statement on Form S-4 has been declared effective by the United States Securities and Exchange Commission.

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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION
Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

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